345 Court Street, Coraopolis, PA 15108

August 23, 2023

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporate Finance

Mail Stop: 3561
100 F Street, NE
Washington, DC 20549

Attn:    Robert Shapiro
Doug Jones
Office of Trade & Services

Re:    DICK’S Sporting Goods, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2023
Filed March 23, 2023
Form 10-Q for Fiscal Quarter Ended April 29, 2023
Filed May 24, 2023
File No. 001-31463

Dear Messrs. Shapiro and Jones:

DICK’S Sporting Goods, Inc. (the “Company,” “we” or “our”), is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 9, 2023 regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended January 28, 2023 (the “2022 Form 10-K”) and Form 10-Q filed on May 24, 2023 (the “May 2023 10-Q”).

For your convenience, the text of the Staff's comments is set forth in bold below, followed in each case by our response.

Form 10-K for Fiscal Year Ended January 28, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2022 Compared to Fiscal 2021
Net Sales, page 30

1.You state the decrease in comparable store sales reflects an anticipated “sales normalization” in certain categories. We also note your reference of this term and the term “normalization of pricing” in the Form 10-Q for the period ended April 29, 2023. Please explain to us and disclose as appropriate what each term represents, and the extent to which each impacts comparable store sales and results. Also consider whether these terms are reflective of trends, and if so, provide related disclosure pursuant to Item 303 (b)(2)(ii) of Regulation S-K.

Response:

The term “sales normalization” in certain categories was used to explain that we expected some level of sales moderation within certain categories that had previously surged during the COVID-19 pandemic, as the post COVID-19 business environment continued to “normalize.” For example, on our earnings calls over the past few years, we’ve explained that the fitness and outdoor equipment categories had experienced “rightsizing”, “retrenching”, or “normalization” compared to prior year comparisons, while remaining higher than fiscal 2019. Within this context, we view the term “normalization of pricing” in the same manner, but in reference to our inventory levels and pricing actions taken to manage them. We advise the Staff that in future filings, we will no longer use the word “normalization” without providing this helpful context.
In determining whether to disclose a known trend, we advise the Staff that we also apply the guidance in SEC Release No. 33-8350 and subsequent SEC guidance, including assessing the materiality of the trend on our overall financial results, as well as such factors as market conditions and the long or short-term nature of such trends.
We experience various short-term headwinds or tailwinds from time-to-time that could be the result of a variety of factors, such as general economic conditions that affect consumer discretionary spending, including inflation, supply chain disruptions and weather or other factors that we describe further as part of the risks and uncertainties of our business in Item 1A. Risk Factors of our Annual Report on Form 10-K. Our results fluctuate during any one period and from period-to-period due to these factors and it is, therefore, difficult to predict or to identify any known trends. We assess these short-term headwinds and tailwinds for materiality and inclusion in the Management's Discussion and Analysis of Financial Condition and Results of Operations, including assessing whether such would be considered a material trend or uncertainty pursuant to the SEC guidance. Absent the existence of any material impact that warrants specific comment, the Company's disclosures focus on material period-over-period changes in order to assist investors in understanding the Company's results of operations.
Our merchandising assortment consists of our hardlines, apparel and footwear categories, and we disclose sales attributable to these categories in our Annual Report on Form 10-K. Within these categories is a diverse portfolio of sub-categories, which also may experience varying levels of sales performance. We disclose which of these categories or sub-categories is impacting comparable sales each quarter, but we actively manage our merchandise assortment and space allocated to our products to optimize its productivity in the aggregate. As noted in our 2022 Form 10-K, we monitor and evaluate our store performance on an ongoing basis and reallocate space in our stores to categories and products that we believe can drive sales growth, including our removal of the hunt department from many of our stores, in which we reallocated product space to a localized assortment of categories. For these reasons, we review the sales performance of our aggregate category portfolio when assessing performance and providing our outlook, including the existence of any material trends or uncertainties at that level that warrant disclosure in accordance with Item 303 of Regulation S-K, SEC Release No 33-8350 and related releases.
We experienced higher markdowns in the first quarter of 2023, which reduced merchandise margins by 103 basis points during the period. In the second quarter of 2023, we took further decisive actions on excess product that reduced merchandise margins by 153 basis points, and revised our outlook for the remainder of the year to contemplate this trend. We advise the Staff that we will disclose this trend in future filings.
We will continue to evaluate material trends on our business and will disclose any additional known trends that are reasonably likely to have a material favorable or unfavorable impact in future 10-Q and 10-K filings, as applicable.

2.You disclose your merchandise margins decreased by 304 basis points as a result of actions to reduce targeted apparel inventory overages, item-level deals provided to athletes during the holiday season and higher inventory shrink due to increased theft. The results of these events and pricing actions taken by you appear to have caused a material change in the relationship between cost of goods sold and revenues. Please describe to us and disclose in quantitative terms the extent to which these factors and your actions impacted your income from operations as well as your gross profit margin for the year ended January 28, 2023. In your discussion of these factors, consider explaining the changes in the key components of cost of goods sold impacted. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and paragraphs (2)(i) and (ii) therein.
Response:

As noted in our 2022 Form 10-K, supply chain disruptions caused apparel overages from late arriving inventory. As a result, we actioned the excess apparel inventory to reduce the overages, including markdowns as well as moving excess apparel inventory to our value chain concept for liquidation. In addition to these apparel overages, we actioned other item-level inventory overages with deals, or discounts, specific to those items, compared to mass promotional events we ran historically.
While we acknowledge that these actions impacted the relationship between cost of goods sold and revenues, we believe our disclosures comply with Item 303(b)(2)(iii) in describing that our 369 basis point gross profit decline is driven by a 304 basis point decline in merchandise margins. We don’t believe further quantifying the impact of actions to manage inventory overages at a category or item level individually, is meaningful disclosure for the users of our financial statements. Additionally, we respectfully advise the Staff that because of dynamic pricing actions taken throughout the year across the number of products we offer and the frequency of price changes, the Company evaluates margin impacts qualitatively in its overall assessment of merchandise margin but cannot quantify the impact of our individual actions with the level of precision and accuracy necessary to provide this information in a periodic report. Please refer to our response on the Staff comment above regarding our consideration of merchandise margin changes as a known trend or uncertainty.
In response to the Staff's comment regarding inventory shrink, we advise the Staff that its impact within the total merchandise margin decline for fiscal 2022 was 41 basis points, as a percentage of net sales. Despite the increase in inventory shrink compared to fiscal 2021, inventory shrink as a percentage of net sales was consistent with fiscal 2019 levels; accordingly, we didn’t believe it to represent a known trend for disclosure pursuant to Item 303 of Regulation S-K. However, additional physical inventory counts during fiscal 2023 have resulted in further deterioration, and as a result of these recent developments we will disclose this trend in future filings.

Form 10-Q for Fiscal Quarter Ended April 29, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
13 Weeks Ended April 29, 2023 Compared to the 13 Weeks Ended April 30, 2022
Income from Operations, page 17

3.You disclose in your Form 10-K for the fiscal year ended January 28, 2023 that disruptions of supply chains resulted in apparel overages that caused you to take actions in the third and fourth quarters of fiscal 2022. We note further reference to supply chain in this Form 10-Q and in discussion during your first quarter 2023 earnings call. Please discuss in greater detail the extent of these actions on your income from operations for the latest annual and interim periods as appropriate. Also, describe whether supply chain issues and your associated actions are a known trend or uncertainty that have had or are reasonably likely to have a material favorable impact on net sales or income from continuing operations. Also, disclose if supply chain issues and your associated actions are reasonably likely to cause a material change in the relationship between costs and revenues. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.
Response:

The disruptions in global supply chains during and following COVID-19 had a pervasive impact on our business across multiple years. We disclosed these events, actions and uncertainties throughout our periodic reports as early as the second quarter of fiscal 2021, which were also included as part of our related risks and uncertainties of our business in Item 1A. Risk Factors of our 2022 Form 10-K. We advise the Staff that the primary impact on our latest annual period relates to the late arriving apparel inventory, as merchandise margins declined 304 basis points during fiscal 2022. We advise the Staff that the primary impact of supply chain disruptions to our latest interim period related to the 108 basis point decrease in supply chain costs resulting from the moderation of international freight costs noted in our 2022 Form 10-K.
We respectfully acknowledge the Staff’s comment regarding the supply chain disruptions and their effect to our business and recognize that supply chain expenses are a known favorable trend to our current fiscal year. While we disclosed that elevated container and transportation costs “began to moderate during the second half of fiscal 2022” in our 2022 Form 10-K, in future filings we will include a discussion of these trends pursuant to Item 303 of Regulation S-K to the extent reasonably likely to have a material impact on our business.

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in the Company’s filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact Elizabeth Baran, Vice President & Associate General Counsel at (724) 273-4173 or elizabeth.baran@dscg.com.

Sincerely,
/s/ Navdeep Gupta
Executive Vice President – Chief Financial Officer